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                                                                    EXHIBIT 6.9

                               BMNW RESOURCES, LLC
                             4925 GREENVILLE AVENUE
                                   SUITE 1290
                               DALLAS, TEXAS 75206
                                 (214) 368-5038
                               (214) 368-5996 fax

January 1, 2001


Mike Montgomery
Trek Resources, Inc.
955 One Energy Square
4925 Greenville Ave.
Dallas, Texas 75206

Re:  West Minden Prospect
     Rusk County, Texas

Dear Mike:

This Letter Agreement will set forth the agreement regarding the participation of Trek Resources, Inc., ("Trek") in BMNW Resources, LLC's., ("BMNW") West Minden Prospect, in Rusk County, Texas, as shown on the attached Exhibit A, hereinafter "Prospect Area", which is made a part of this agreement. BMNW proposes the drilling of a 8,000' well sufficient to test the upper 250 feet of the Travis Peak formation in the Watts-Johnson Gas Unit and the acquisition of offsetting leasehold acreage.

BMNW owns a 52.68222% working interest and 39.51166% net revenue interest in the
664.39 Acre Watts-Johnson Gas Unit, less and except the borehole of the Pruitt No 1 well, currently producing out of the Pettit formation. BMNW's proposed well, the "Test Well" will be drilled to a depth of 8000' or a depth sufficient to test the upper 250 feet of the Travis Peak formation at a legal location in the William Pace Survey, A-642, Rusk County, Texas. Trek agrees to be the Operator, and will operate the Test Well and subsequent wells drilled in the Watts-Johnson Gas Unit subject to the terms and conditions of the Joint Operating Agreement dated March 21, 1983, the "3/21/83 JOA", on file in BMNW'S office. Operations on the offset leasehold acreage to be acquired, will be governed by a mutually agreeable Operating Agreement.

In consideration of $68,752.00 paid herewith, BMNW does hereby sell and convey unto Trek a 52.68222% working interest and 39.51166% net revenue interest in the unit acreage in the 664.39 Acre Watts-Johnson Gas Unit, less and except the borehole of the Pruitt No 1 well, subject to BMNW's carried interest discussed below. The actual assignment will be held by BMNW until such time as the initial well has been completed.

Trek understands and agrees to carry BMNW through the drilling and completion to the tanks and or pipeline facilities in the Test Well drilled in the Watts-Johnson Unit, for a twenty percent (20%) working interest proportionately reduced to Trek's working interest. Completion to the tanks and or pipeline facilities, as used herein, is defined as the point in which the Test Well has penetrated the upper 250 feet of the Travis Peak formation and the Operator has performed customary and reasonable testing of the Test Well (ie: logging, drill-stem testing, etc.) and conducted completion operations including setting production casing, perforating, any necessary artificial stimulation and production

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testing and complete equipping said well for production including installation of wellhead, flow-lines, tank battery and all necessary production facilities including pipelines and pipeline connections. BMNW will bear no costs of any kind including land, lease bonuses, title opinions (drilling and division order), surface damages, seismic, site preparation, or in the drilling, testing or completing of the Test Well. BMNW, as to its interest, will then pay its share of drilling and completion costs on any additional wells drilled or recompleted within the boundary of the 664.39 Acre Watts-Johnson Unit.

In the event one or more parties to the 3/21/83 JOA elects to be a non-consenting party in the Test Well, BMNW will have the option to absorb up to its proportionate share (20%) of the non-consent interest acquired by Trek on an unpromoted basis. BMNW will notify Trek of its election to absorb its proportionate share of the non-consent interest within 10 days following notification by Trek of the parties electing not to participate in the Test Well. Failure of BMNW to respond within the above 10 day period will be deemed an election by BMNW not to absorb its proportionate share of the non-consent interest.

In the event either Trek or BMNW acquires an additional interest in the Watts Johnson Unit or an interest in the offsetting Hallwood-Carlton Unit, either party will have the option to share such interest in the following proportions:
Trek - 81.25%, BMNW - 18.75%.

Furthermore, Trek agrees to fund all costs of the acquisition of an additional 1,200 leasehold acres, more or less, for the formation of two 640 acre units. Funding of the additional leasehold acreage will include all associated land brokerage (lease acquisition, title and curative) costs and expenses and lease bonuses. Said additional leasehold acreage will be acquired within the area outlined on the attached Exhibit "A". Trek agrees to carry BMNW for 3/16th interest in the additional leasehold acreage. BMNW will pay its 3/16th of any and all drilling and completion costs as to wells drilled on said additional leasehold acreage.

Please execute and return one copy of this letter with your check payable to BMNW Resources, L.L.C., in the amount of $68,752.00 to this office.

Sincerely,

/s/ Frank McColloch

Frank McColloch


AGREED AND ACCEPTED this 3 day of January, 2001


Trek Resources, Inc.


By:   /s/ Mike Montgomery
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          Mike Montgomery
          President

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